1-A/A



January 16, 2013


Received SEC
JAN 23 2013
Washington, DC 20549

Amanda Ravitz/Assistant Director
United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549-3561

RE: MYEZSMOKES, Inc.
Offering Statement on Form 1-A/A
Filed December 5, 2012
File No. 024-10336

Ms. Ravitz:

This letter is in response to your letter dated December 28, 2012 in reference to our filing of the Form 1-A filed December 5, 2012 on the behalf of MYEZSMOKES, Inc., File No. 024-10336.

Please accept the following responses.

Comment 1 <u>Part I – Notification, page 1</u> It does not appear that you have included the names and addresses of all of your directors as listed on page 35. Please revise or advise.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 2 Please delete the qualifications in your responses to Item 2(a) and 7(b) regarding your awareness and knowledge, respectively. It appears that information to be provided in response to these items is available to you.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 3 We note that you have not listed an underwriter although it appears that you intend to use Kodiak Capital Group as a selling agent. Please tell us what services Kodiak Capital Group will provide you and why you do not believe that they should be identified as an underwriter. We note the same issue with respect to Item 4(a).

Answer: Kodiak Capital will serve as a reseller of the securities obtained from the Company.

Comment 4

Item 4. Jurisdiction in Which Securities Are to be Offerred, page 3

Please revise to indicate the methods by which you will offer the securities. Refer to Item 4(b) of Part I of Form 1-A.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 5

It is unclear from your statement in Item 4(b) as to why you are relying on a statutory exemption from registration for the offer of your securities especially in view of Section 3(d) of the Securities Act does not exist. Also, we note on the cover page your statement that your shares are being offered pursuant to Section 3(d). Please revise.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 6

Item 5. Unregistered Securities offered or Sold Within One Year, page 4

Please revise to provide the information required by Item 5(c) of Part I. We note that you refer to section 4(2). Please revise to state briefly the facts relied upon to make the exemption from registration available.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 7

Item 6. Other Present or Proposed Offerings, page 5

Please tell us why you believe it is appropriate to provide statements in response to Item 6 as well as to Items 7(a) and 9 that differ from the statements requested in those items.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 8

Item 8. Relationship with Issuer of Named Experts in Offering Statement, page 5

Please tell us the basis for your statement that you anticipate "all experts shall be independent of the issuer" given your statement in Item 1(h) that your counsel with respect to the proposed offering is Scudi Johnson & Ayers and the disclosure elsewhere in your Form 1-A that Morgan Scudi is a member of your board of directors and may be a shareholder.

Answer: Typographical error appeared in original Form 1-A. Morgan Scudi resigned as Director of the Company effective February 29, 2012. The Company has amended Item 8 in the Form 1-A Amendment No. 1 filed on January 16, 2013. In addition, Morgan Scudi is not a shareholder of the Company.

Comment 9

Cover Page, page 8

Please tell us the procedure by which you envision setting the price for the offered securities. In this connection, describe the method by which you intend to set the price and the date on which you anticipate setting the price, especially in relation to the date that that this offering statement becomes qualified.

Answer: The offering price of the Company's common stock is to be sold at a price per share equal to 50% of the closing bid price of the Company's common stock as quoted on the OTC Markets on the immediately preceding trading day.

Comment 10

Please advise to disclose a specific date that the offering will terminate.

Answer: The offering shall terminate on December 25, 2013. The Company Form 1-A Amendment No. 1 filed on January 16, 2013 includes this disclosure.

Comment 11

Risk Factors, page 11

Please revise this section to disclose each material risk to you clearly under its own separate caption. By way of example only, and not limitation, please include risk factors (1) to disclose that electronic cigarettes may become subject to regulation by the FDA, (2) to address reported incidents in which electronic cigarettes have exploded and caused bodily harm, (3) to address possible health risks associated with electronic cigarettes, (4) to address risks associated with the use of social media to obtain medical information, (5) to address the existence of your preferred stock and how your issuance of preferred stock could materially limit or qualify the rights of your common stock holders, (6) to discuss the lack of business experience of your officers, directors and key personnel, (7) to address the stock ownership of

Mr. Balsiger, and (8) to highlight the substantial doubt that exists about your ability to continue as a going concern.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 12

Please revise this section to remove disclosure that minimizes the risk. For example, we note that you disclose on page 12 that you believe your market research has come back "positive" and the reference on page 12 to "an opportunity for the Company."

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 13

Please reconcile your disclosure on page 12 that you do not own the IP with the disclosure in the sixth paragraph on page 19 that you "have a lot of Intellectual Properties."

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 14

Please discuss the risks associated with the possibility that you may not sell all of the offered shares; including scaled down operations as well as potential investment loss. We note the disclosure on page 29.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 15

Business and Properties, page 12

Please update the disclosure throughout your filing. For example, we note the disclosure on page 14 that you "will compete" in the internet business sector. However, it appears from your website that you already have a web based sales platform.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 16

Please provide us with copies of the third party data mentioned in your filing, such as the data on pages 12, 13, 17 and 18. Please mark the materials so that they are keyed to the disclosure.

Answer: The Company's has omitted this disclosure in the Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 17

Given your disclosure on page 12 that the electronic cigarette market is new, please revise throughout to remove claims about the market, the benefits of electronic cigarettes and your position in the market, or revise to indicate that they represent management's belief. Examples include the disclosure on page 13 that the "growth potential in sales is staggering" and the disclosure on page 18 that the potential market size and dollars "are really staggering."

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 18

We note the disclosure on pages 12-14 about the market. Please expand the disclosure to answer the question in paragraph 3(a) to describe in detail your business and what you propose to do. The disclosure should clearly explain to investors the current state of your business and your plans.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 19

Company Profile, page 14

We note your reference here that you are part of an 11 year old company. Please clarify this statement by providing the name of the entity you are referring to and the nature of the relationship between the entities. If this disclosure refers to a parent company, please disclose any material terms of this relationship.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 20

Initial Product Entries, page 15

We note the disclosure on pages 15 and 16 about your products that you plan to bring to the market. Please expand the disclosure to answer the question in paragraph 3(b) regarding suppliers.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 21

Please revise the disclosure on page 15 about the three products to disclose when you plan to bring the products to the market. Also, clarify the status of the development of the products.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 22

Please tell us the basis for the retail prices listed for the products on pages 15 and 16. If you have not sold any of the listed products, it is unclear that you have a reasonable basis upon which to project the retail prices.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 23

Please tell us the basis for your statement on page 16 about offering kits "with an equal to or better value to the customer than what is currently on the market" given your disclosure that you will bring the kits to market in the second quarter of 2013.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 24

MyEzsmokes Inc. Qualifications for Success, page 18

Please eliminate disclosure that appears to be marketing. For example, we note the disclosure in the third paragraph on page 18 about your "strong position to achieve substantial market penetration" and your disclosure in the penultimate paragraph on page 18.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 25

Indirect Competitors, page 19

Please clarify what you mean by the phrase "Slow and Go approach" mentioned in the third paragraph on page 19.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 26

Distribution Plan, page 20

Please clarify what you mean by the phrase "Multi-Level Marketing Channel partners" mentioned in the sixth paragraph of this section.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 27

Projections, page 21

We note that you have provided "Pro-Forma Annual Income Projections." The term "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different label describing this information or otherwise include all of the disclosures set forth in Article 11 of regulation S-X.

Answer: The Company has removed the projections with proforma data in the Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 28

We note that you provided "Pro-Forma Annual Income Projections" for fiscal 2012 through 2015. Please note the guidance contained in Part II of Form 1-A, which encourages the use of projections of future economic performance that have a reasonable basis and are presented in an appropriate format. Please address the following:

- The term "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different label describing this information or otherwise include all of the disclosures set forth in Article 11 of Regulation S-X.
- Disclose in detail your basis for these projections and forecasts. For example, explain how you determined a CAGR of 149.7% is appropriate. Further, explain how you applied this CAGR in your projections. In this regard, it appears that you project a 329% increase in revenues from fiscal 2012 to fiscal 2013. Explain how that projection corresponds with the CAGR you discuss.
- Explain to us why you believe these projections have a reasonable basis. In this regard, we note you present projected revenues of $709,881 for fiscal year 2012. However, for the nine months ended September 30, 2012, you have reported revenues of only $19,238. Further, you project $3.0 million of revenues in fiscal year 2013, but on page 18 of the filing you discuss that the FDA is detaining large shipments of e-Cig products. Discuss how your projections consider these challenges.

As an alternative to the above, you may remove the information from the filing.

Answer: The Company has removed the projections with proforma data in the Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 29

Please expand the disclosure on page 23 regarding concerns raised by anti-smoking groups that the use of electronic cigarettes might carry health risks to disclose that according to the FDA electronic cigarettes may contain ingredients that are known to be toxic to humans and may contain other ingredients that might not be safe.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 30

Please expand the reference at the top of page 26 to the receipt of proper initial funding to quantify the funding.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 31

Officers and Key Personnel of the Company, page 33
Directors of the Company, page 35

On both pages 33 and 35, please revise your disclosure regarding the individuals' backgrounds to clearly indicate the name of employers, titles and dates of positions held during the past five years.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 32

Financial Statements, page 40

Interim Unaudited Financial Statements, page 41

As applicable, please revise your unaudited financial statements and related footnotes to also address the comments issued in connection with your annual financial statements.

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 33

Consolidation Statement of Cash Flows, page 46

We note that you recorded a $437,960 adjustment within your consolidated statement of cash flows for stock issued and financing costs during the nine months ended September 30, 2012 and that you presented this amount as an adjustment to cash flows from operating activities. Please tell us and revise your filing to explain the nature of this item and why you have included it is an adjustment to cash flows from operating activities. Please also explain where you have recorded this amount within your consolidated balance sheet and/or income statement.

Answer: The Company has included only stock issued in its cash flow from operations and detailed its recognition in the notes to financial statements.

Comment 34

Notes to Consolidated Financial Statements, page 47
Note 2. Summary of Significant Accounting Policies, page 47
Stock-based compensation for obtaining employee services, page 49

Please revise your filing to clearly and separately disclose your accounting policy for equity instruments granted to employees and equity instruments granted to non-employees.

Answer: The Company has clarified and eliminated "other than employees".

Comment 35

Note 7. Common Stock, page 55

We note your disclosures related to the 293,000 of common shares that you issued for $175,000 of cash during September of 2012. We further note that you recorded a $191,710 finance charge within your consolidated statement of operations during the nine months ended September 30, 2012, which represents the difference of the $.60 offering price and the fair value of your common stock. Please tell us and revise your filing to explain in more detail the terms of the transaction and why you have recorded this financing charge within your statement of operations for this stock offering. Please explain if this common stock issued at a discount for cash was issued to employees or non-employees. Cite the accounting literature relied upon and how you applied it to your situation. We may have more comments upon reviewing your response.

Answer: We have eliminated the finance charge and disclosed that cash was received not at a discount to a non employee,

Comment 36

Annual Financial Statements, page 56
Balance Sheets, page 56

We note here that you have recorded $161,536 and $176,492 of accounts payable and accrued expenses as of December 31, 2011 and December 31, 2010, respectively. Please tell us and revise your filing to explain in more detail the nature of these liabilities.

Answer: We have included a note 5 to the financial statements.

Comment 37

Notes to Financial Statements, page 61

Note 1. Organization, page 61

We note your disclosure here and throughout the filing that the financial statements include two wholly owned subsidiaries, MyEZSmokes Company and Fashion Handbags, Inc. Please revise the filing to describe the operations of Fashion Handbags, Inc. and how this subsidiary impacts your consolidated financial statements.

Answer: Note 1 and Note 3 has been revised.

Comment 38

Note 2. Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 62

Please revise your filing to explain the key terms of your sales arrangements for each of the products or groups of similar products you sell. As we note certain of your sales are through retailers, please also separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Describe how you meet the criteria in SAB Topic 13 to recognize revenue related to these arrangements. Within your amended disclosure, please specifically explain at what point in the earnings process you recognize revenue.

Answer: We have revised our revenue recognition note.

Comment 39

We note further from page 14 that you are a branding, importer and wholesaler of consumer products. Please tell us and revise your filing to explain if you recognize revenue for the sale of your electronic cigarette products on a gross basis or a net basis. Within your response, please address how you considered the guidance in Topic 605-45-45-3 through 45-18 of the FASB Accounting Standards Codification.

Answer: We have revised our revenue recognition note.

Comment 40

Note 5. Notes Payable-Short Term/Long Term Debt, page 66

We note from page 42 that certain of your notes payables are related party notes. Please revise your filing to clearly label these notes payable outstanding as of December 31, 2011 and December 31, 2010 as related party note payables, as applicable, on the face of your financial statements and to provide the disclosures for your related party loans pursuant to the guidance in 850-10-50 and 470-10-50 of the FASB Accounting Standards Codification.

Answer: The loans are not related party and have been removed.

Comment 41

Further to the above, we note that certain of these loans do not have stated interest rates. Please tell us how you have considered the guidance in Topic 835-30 of the FASB Accounting Standards Codification as it relates to these notes. In this regard, tell us the difference, if any, between the cash received in the transactions and the face amount of the notes. Please also tell us whether there were any other rights or privileges granted to the note holder in the transactions.

Answer: There was no difference from the face amount of the note nor was there any other rights granted.

Comment 42

We note from pages 42 and 54 that $59,000 of your outstanding notes payable are convertible. Please revise your filing to explain the terms of these notes including the amount of common stock these notes are convertible into and how you are accounting for these convertible notes. Refer to the guidance in Topic 470-20 of the FASB Accounting Standards Codification.

Answer: We have revised our notes to financial statement to include additional disclosures.

Comment 43

We note your disclosure of $25,000 of debt forgiveness in the statement of stockholder equity. Please provide us with additional details regarding the debt forgiveness, including your related accounting. Further, please explain how you considered this transaction in your disclosure of noncash investing and financing activities in the statement of cash flows. Refer to paragraph 230-10-50-3 of the FASB Accounting Standards Codification

Answer: Details have been added in note. Cash flows from financing activities have included this amount as a reduction of the loan.

Comment 44

Note 6. Income Taxes, page 66

Please revise your filing to include the disclosures outlined in 740-10-50-9 of the FASB Accounting Standards Codification.

Answer: The income tax note has been revised.

Comment 45

Note 9. Merger page 67

We note your disclosures here and on pages 24-25 related to the merger transaction with the two enterprises on April 8, 2011. Please revise your filing to explain in more detail the terms of the transaction and how you are accounting for this transaction pursuant to Topic 805 of FASB Accounting Standard Codification. Within your amended disclosure, please explain if you are accounting for this transaction as a reverse merger, recapitalization, or as a merger of entities under common control. Cite the accounting literature relied upon and how you applied it to your situation.

Answer: The note has included an explanation that the merger was a reverse merger for accounting purposes.

Comment 46

Management's Discussion and Analysis of Certain Relevant Factors, page 69

48. Describe any trends in the Company's historical operating results..., page 69

Please revise your filing to disclose any trends in your historical operating results as required by Item 48 of General Instructions to Offering Circular Modal (A).

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 47

49. If the Company sells a product or products and has had significant sales…, page 69

Please revise your filing to disclose your existing gross margin as a percentage of sales for the last fiscal year (fiscal 2011) as required by Item 49 of General Instructions to Offering Circular Model (A).

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 48

Further to the above, we note that you are working on roughly a 45%-50% gross profit margin. Please revise your filing to clearly disclose if this is your anticipated gross margin for next year. Refer to the guidance in Item 49 of General Instructions to Offering Circular Model (A).

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Registrant wishes to acknowledge the following:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
- Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
- The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,



/s/ Daniel Balsiger
Daniel Balsiger
Chief Executive Officer
(Principal Executive Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MYEZSMOKES, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121
Phone: 858-509-2783
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3600	**46-1471251**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Full Name	Business Address	Residential Address
Daniel W. Balsiger Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130
Michael J. Klepper Director	5403 Birch Court Colleyville, TX 76034	

(b) the issuer's officers;

Full Name	Business Address	Residential Address
Daniel W. Balsiger President/Chief Financial Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Daniel W. Balsiger	12,700,000	Common	33%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
None.			

(f) promoters of the issuer;

None.

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

Scudi Johnson & Ayers LLP
5440 Morehouse Drive, Suite 4400, San Diego, CA 92117, Phone-858.558.1001, Fax- 858.558.1122, Mscudi@scudilaw.com

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

None.

(k) the underwriter's officers;

None.

(l) the underwriter's general partners

None.

(m) counsel to the underwriter.

None.

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The parties identified in response to Item 1 are not subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. AFFILIATE SALES

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There is no portion of the offering which involves the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

All states and jurisdictions in the United States of America.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Not Applicable.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

Title of Securities	Amount of Securities
Common Stock issued for cash	293,000
Common Stock issued for services rendered	375,000

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Title of Securities	Amount of Securities	Value of Securities	Consideration
Common Stock	293,000	$175,800	Cash
Common Stock	375,000	$246,250	Services rendered

(4) the names and identities of the persons to whom the securities were issued.

Full Name	Title of Securities	Amount of Securities	Value of Securities	Consideration
Adriana Abelar	Common Stock	85,000	$51,000	Cash
Jon H Levin	Common Stock	83,000	$49,800	Cash
Cindy G Rondberg	Common Stock	83,000	$49,800	Cash
James C Nute	Common Stock	42,000	$25,200	Cash
SWA Distribution, Inc.	Common Stock	250,000	$164,125	Marketing Services Rendered
Timothy Feuling	Common Stock	125,000	$82,125	Consulting Services Rendered

During the nine months ended September 30, 2012, Daniel Balsiger, President of the Company, agreed to cancel 77,300,000 shares of his common stock. These shares were returned to treasury.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Subsections (1) through (4) of paragraph (a) are not applicable with respect to subsection (b).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

(1) No exemption is required for a private offering under Section 4(2) of the Securities Act of 1933.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently engaged in another offering and is not contemplating doing so in the foreseeable future.

ITEM 7. MARKETING AGRRANGEMENTS

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No marketing arrangements of any kind are known to the issuer at the time of this filing.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

To the issuer's knowledge, no underwriter intends to confirm any sales of the issuer's securities to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert has been named in the offering and it is anticipated that all experts shall be independent of the issuer.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No solicitation of interest documents have been published by the issuer as of the date of this filing.

OFFERING CIRCULAR

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

"THIS OFFERING STATEMENT SHALL ONLY BY QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A."

MYEZSMOKES, INC.

(Exact name of issuer as specified in its charter)

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**TBD- Market Price**
Minimum number of securities offered:	**TBD- Market Price**
Price per security:	**TBD- Market Price**
Total proceeds if maximum sold:	**$1,000,000.00**
Total proceeds if minimum sold:	**$500,000.00**
Is a commissioned selling agent selling the securities in this offering?	**Yes** ☐ **No** ☒
If yes, what percent is commission of price to public?	**Not applicable.**
Is there other compensation to selling agent(s)?	**Yes** ☐ **No** ☒
Is there a finder's fee or similar payment to any person?	**Yes** ☐ **No** ☒
Is there an escrow of proceeds until minimum is obtained?	**Yes** ☐ **No** ☒
Is this offering limited to members of a special group, such as employees of the Company or individuals?	**Yes** ☐ **No** ☒
Is transfer of the securities restricted?	**Yes** ☐ **No** ☒

This offering shall terminate on December 25, 2013.

THE STOCK PRICE OF TBD MENTIONED ABOVE WILL BE FIGURED IN A "PRICING PERIOD, WHICH SHALL MEAN THE PERIOD THAT IS FOUR (4) TRADING DAYS AFTER PUT DATE NOTICE. LEGAL CAN REFINE THIS, BUT 4 DAY AVERAGE PRICE OF SHARES AFTER CLOSING DOCUMENT IS SIGNED. INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN /EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

Shares are being offering pursuant to Section 3(d) of the Securities Act.

State	**State File No.**	**Effective Date**
Not applicable.		

TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including, among others, in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." Such forward-looking statements are based on management's beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future distributions are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 92 pages.

THE COMPANY

1.	**Exact corporate name:**	MYEZSMOKES, INC.
	State and date of incorporation:	Nevada / February 20, 2004
	Street address of principal office:	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121
	Company Telephone Number:	(858) 509-2783
	Fiscal year:	December 31
	Person(s) to contact at Company with respect to offering:	Daniel Balsiger
	Telephone Number:	(858) 509-2783

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which

constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular.

The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business Overview" as well as those discussed elsewhere in this Offering Circular.

Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. Substantial fluctuations in our stock price could significantly reduce the price of our stock.

Our future success depends, in significant part, on the continued services of Daniel Balsiger, our Chief Executive Officer. We cannot assure you that we would be able to find an appropriate replacement for key personnel. Any loss or interruption of our key personnel's services could adversely affect our ability to develop our business plan. We do not presently maintain key-man life insurance policies on Mr. Balsiger.

While MyEZsmokes, Inc. believes that the Company is in a position to offer both the active smoking cessation marketplaces with a product that, has fewer health risks and can be used indoors, MyEZsmokes, Inc. should be viewed primarily as a startup (albeit with the prospect of proven technology & marketing record of success in previous ventures), and startup companies have obvious risks associated with them.

The Company is essentially a branding and marketing firm, and as indicated above there are a handful of quality manufacturers in China who product eCigs, and we are competing on both a purchasing and wholesaling basis against larger companies like Blu Cig & NJoy which have deep pockets and are actively marketing in the same arena. The components are generally the same, with the key differentiating factor being the branding that is created around the product proposition. While the Company believes that our market research on the ICON VAPOR brand has come back positive in terms of both POP aesthetics and price point, the fact remains that the Company does not own the IP.

The Company plays in a space that is both highly regulated and highly competitive. Considering the eCig product is a relatively new market, regulation of the products has yet to be formalized or adopted by a governing entity. Many of the marketed benefits of eCigs, including the reduced health factors, safety, and ability to smoke indoors have yet to be proven and/or adopted at state or country levels. Furthermore, the ability to market these products as a smoking cessation device would trigger the added requirement of FDA approval under the FDCA. As a result, the Company's ability to create sales based on the prospect on private label smoking cessation devices can be significantly delayed, hindering the Company's ability to meet their projected revenues. To that end, the eCig market would then be forced to compete directly with "big tobacco," which has spent upwards of $9.9Bn in advertising in 2008. Although this could be seen as an opportunity for the Company, as MyEZsmokes may become an acquisition target, without the IP around the device, ICON Vapor would need to attract a significant share of the eCig market prior to any consideration by "big tobacco." The Company does not anticipate the potential of FDA approval to be an issue as the mass retailers for which the Company is currently working with have been strategizing as the best way to present these products to ensure their sales are not hindered due to any changes in regulation. As the Company has stated, the mass retailers are working on "creative ways" to display these products; both in the location of displays within the stores and the marketing messages surrounding them, but the risk is there.

OTHER NOTABLE DISCLOSURE ARE AS FOLLOWS:

1- There is a possibility that the electronic cigarette product category may become subject to regulation by the FDA, at which time the distribution of the product may be more difficult to achieve.
2- If there are any additional significant malfunctions of the product and a consumer gets injured, it may change the consumer acceptance of this as a viable option to the smoking of traditional tobacco cigarettes.
3- There may overtime be determined that the electronic cigarette may as well pose health risks to the consumer, which will directly affect consumer acceptance.
4- There are risks associated with consumers receiving information regarding the health benefits of these products over the internet and social media, and if proven to be mis-leading will affect the customers acceptance of this product and the growth of the market segment.
5- The Companies preferred stock could materially limit or qualify the rights of the common stock holders
6- The company has a limited experience in so far as running a publically held company and this lack of knowledge may negatively affect the stock in the open market.
7- If early and deep market penetration is not achieved there is substantial doubt about the company to continue its operations.

BUSINESS AND PROPERTIES

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business Overview

MyEzsmokes, Inc. is being launched in October of 2011 to provide High Quality Electronic Cigarettes to People who already smoke cigarettes, offering a much safer alternative delivery system for nicotine. The Electronic Cigarettes are nonflammable electronic atomizing devices that **look like**, **feel like**, and **taste like** a real cigarette. The Electronic Cigarettes provide the same pleasure of smoking a traditional cigarette by providing the nicotine the smokers crave.

There are approximately 300,000,000 people in the United States, with approximately 28% or 84,000,000 of the population classified as active cigarette smokers.

The number one reason people 'hate smokers' is the smell of the burning cigarette. The Smoker smells bad, their clothes smell bad, and their breath smells bad, as well as the health issues associated with second hand smoke The health issues related to smoking cigarettes are well known

The Electronic Cigarettes we are bringing to Market, delivers the nicotine through atomizing cartridges containing nicotine, and water. This allows the Nicotine to be delivered through the lungs with Water Vapor, eliminating most all the health issues related to smoking a traditional cigarette (Tar, over 4000 Carcinogenic Chemicals). The Electronic Cigarette also eliminates the Smell and Stink and Ash associated with the burning of traditional cigarettes.

The Product we are bringing to Market not only directly addresses the two most important negative issues related to smoking (Health and Smell), see the additional benefits outlined below.

NO	YES
No Smell	Yes Smoke in Restaurant
No Yellow Teeth	Yes Smoke in Bar
No Stained Fingers	Yes Smoke in Hotel
No Bad Breath	Yes Smoke in Car
No Tar	Yes Nicotine
No to 4,000 chemicals	Yes to Saving Money
No to Carcinogens	Yes Cheaper than Patches and Gum
No to Second Hand Smoke	Yes to Smoking while Traveling
No to Tobacco	Yes to Enjoyment
No to Tobacco Laws	Yes to Satisfaction

The Electronic Cigarette Market is in its early stages of development with the core distribution presently on the Internet. The product is new and is just now gaining awareness in the Market and being accepted by smokers as an alternative to their tobacco cigarettes. The Electronic Cigarette Market is a growing industry and presents an opportunity for investors looking to be a part of this growth sector.

The growth potential in sales is solid for the Companies that open New Channels of Distribution. The revenues will not only be substantial for the initial orders, the servicing of the Retail Channels and Direct End Users, will provide a continued source of high profit revenues in the providing of the Nicotine Cartridges and New Product Entries into the Market.

Nicotine is a highly addictive drug because it rewires the user's brain. The brain feels bad without the nicotine. Nicotine mimics neurotransmitters that cause the release of dopamine, which is pleasant and feels good.

Once our customer is "rewarded" with our Top of the line delivery systems, when we service that customer effectively we will have a customer for life.

With the Electronic Cigarette being a new product entry in a high growth sector, the initial market penetration is extremely important. With effective branding, distribution, delivery of a high quality product, and customer service, there is potential for growth and success.

While initial Capital will be important to the successful launch. The success and growth of this business can be achieved with a relatively small amount of up front capital, with the effective use of the monies in initial product purchases, and strategic market and geographical penetration in other than internet sales by both the management and sales teams.

While we currently compete in the Internet Business Sector, we plan to launch a more aggressive internet marketing campaign in the second quarter of 2013, but new and creative distribution opportunities are what we plan to set MyEzsmokes, Inc. apart from our competition in the Electronic Cigarette Market Place. First to new Markets, and Excellent Customer Service will help achieve the success of MyEzsmokes, Inc.

Company Profile

MyEzsmokes, Inc. is located in San Diego California and specializes in the Branding, Importing, and Wholesaling of Consumer Products. We are incorporated in the State of Nevada, and carry a Seller's Permit to run our offices in the State of California. We are an Import, Sales, and Marketing Company with the current management having over 30 years of experience in all aspects and levels of bringing consumer products to market from Mass Retail, Internet, Catalog, Specialty Chains, Direct Sales, to the Mom & Pop Shop.

We also have over 20 years of experience in International Business, Buying, Importing, OEM/ Private Label Productions, ensuring timely deliveries and in bringing high quality products to the Consumer Market Place.

Mission Statement

Through Strategic and Creative Market Distribution and Penetration, MyEzsmokes.Inc, will achieve a 5% Market Share, in it's first five years of operation. Through Effective Consumer Branding, the delivery of the Highest Quality Electronic Cigarette, and in the providing of a High Level of Customer Service, we will grow our market share and ensure a long term source of profitable revenue. Happy and Healthy Customers will ensure Brand Loyalty and life time customers.

Our Goal is to use the collective expereince we have gained over the last 20 years of Consumer Product Placement, Importing, and Marketing to ensure we achieve a significant market share in Mass Market Distribution Channels.

We will continue to innovate our product assortments, accessories, and will become an important vendor in this exciting Industry.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Initial Product Entries

A Key to our Success will be what we bring to Market and how we Brand our Entries. We are focusing initially as mentioned above in making the initial purchase of this product as easy and as painless as possible for the end user.

1- One of our initial entries into the Electronic Cigarette Market will be a Disposable Electronic Cigarette that will retail for under $10.00. This Disposable Cigarette will be packaged in a Cigarette Box that will be Merchandised on Point-of-Purchase Displays in Convenience Stores, Food & Drug, and in our Specialty Retailers (Restaurants, Hotels, Casinos and Bars).

The Disposable E-Cig **The Icon Vapor Disposable** will include:
1 Electronic Cigarette
1 Nicotine Cartridges, each Cartridge will have 400 Puffs or equal to 2 packs of tobacco cigarettes

This will be our Key Item and Focus, and all packaging and display material will be branded accordingly.

2- The Second product that we are bringing to Market at the same time as **The Icon Vapor Starter Kit** is a Easy Entry Level Kit. **The Icon Vapor Starter kit** is entry level kit that we want to Retail for under $25.00.

The Icon Vapor Starter Kit will include:
1 Rechargeable Battery
3 Cartomizers
1 USB Charger

This product entry will give the Customer a complete Electronic Cigarette System that can be re-charged and re-used up to 300 times.

3- Nicotine Cartidges

We are bringing to market the Top of the Line one piece Cartomizer delivery system
- a 5 Pack equal to 10 packs of Cigarettes, that will retail for under $15.00.

There will be a variety of Flavors that we will bring to Market, but with the initial entry we will bring in the 2 best selling cartridges: Tobacco, Menthol.

Each of the Cartridges will come in an assortment of Nicotine Strengths:
- High, 24 mg
- Med, 16 mg
- Low, 8 mg
- Zero

The Flavor options are endless and we will bring in additional assortments 3-4 times throughout the year.

-

Another Key aspect to the successful launch of the Initial Product Entries will be Quality Control. MyEzsmokes, Inc. will have one opportunity to Capture and Build our Customers. Everything we sell has to work exactly as advertised, we are selling a High Quality Electronic Cigarette, and the consumer has to be 100% satisfied with their purchase.

The Nicotine levels have to be right, and the Cartridges have to work as advertised, and the Batteries have to hold their charge. We have to ensure we control all aspects of the off shore production and that we deliver to our customers what we say we are delivering.

All of the current products described above are fully developed and are currently being introduced and sold to the consumer market. We currently do not have any supply contracts with any one supplier, and will work on an as needed basis purchasing with 3-4 manufacturers of this product category in china, to the requirements of the retail market.

We are actively marketing all of our product entries and are determining feedback from the consumer, retailer, and competition to determine our pricing strategies.

Branding and Promotional Plans

Product Packaging will have to be right, as it will be our Products face to the Market, and will go a long way in the Branding of the Product and the Company.

Effective Point of Purchase (POP) displays will also be an important variable in the initial Branding, as they will help identify our company and products to the end users.

Promotional Plans will be executed specific to the Barriers to entry we will face with our respective distribution channels, mostly focused on the Re-Fill Cartridges where there are substantial profit margins. Each distribution channel will provide unique challenges and we will gear the promotional plans accordingly.

We will work aggressively with Internet Marketing and Branding, Viral and New Medias, Facebook, Twitter, Blogs, Radio Spots, Impact Video Productions, CD's with Branding, and Professional Presentation Pieces.

Our marketing will also include Social Marketing in Clubs, Bars, and Restaurants providing demonstrations.

It is important to remember that the statements above represent Managements beliefs and plans and may alter significantly as we enter this competitive market place. MyEZsmokes, Inc is for the most part a start up company, with many risks associated with market entry and there is a high likelihood that our goals will not be achieved according to the plans represented by Management.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

MyEzsmokes Inc. - Electronic Cigarette Industry and Customer Analysis

Market Needs the Electronic Cigarette Provides

The Electronic Cigarette provides a satisfying and safe alternative delivery of Nicotine. This delivery is through the lungs via an atomized water and nicotine cartridge with a device that looks, feels, and tastes like a traditional tobacco cigarette. It provides the customer with an alternative to traditional cigarettes without the negative and health issues associated with the smoking of tobacco products. The product allows the smoker to smoke practically everywhere, while reducing the risks to the smoker's health, and the people around them. The Electronic Cigarette not only saves the smokers health, it also saves them money providing a cheaper and safer alternative to tobacco products. The Electronic Cigarette can also be used as an effective tool to quit or reduce the smoking of tobacco products.

Market Fundamentals

To effectively understand the potential of the Electronic Cigarette Market, it helps to review the Market for both the traditional tobacco cigarette and in Nicotine Replacement Products in the United States Market Place.

As of 2009, there were an estimated **500 Billion Dollars** worth of tobacco cigarettes sold in the United States annually. With the assumption of 80 million smokers in the U.S., each consumer is spending approximately 625 dollars a year on their smoking habit. Each and every person of the 80 Million smokers are our target market, and potential customers of the Electronic Cigarette.

The American Lung Association says cigarette smoking has been identified as the most important source of preventable disease and illness and of premature death worldwide. The stopping or reduction of smoking tobacco products reduces the risks of cancer, stroke, and heart disease to mention a few.

95% of all smokers say they would like to quit, 60% actually try quitting, and it generally takes more than one try and an effective alternative delivery systems of nicotine to achieve success.

Also in 2009 there were an estimated 460 million dollars worth of Nicotine substitutes Imported to the U.S., with an equal amount produced here in the U.S. in Consumer Driven Products as smoking cessation aids. So the stop smoking alternative nicotine systems on the market today account for approximately 1 Billion in annual sales. With the U.S. consumption of these products already 5 times greater than there demand in Europe.

The Electronic Cigarette is again a new and exciting delivery system to this large and dynamic Market Place, providing:

- The Smoker Trying to Quit
- The Smoker wanting a Healthier Alternative to Tobacco Cigarettes
- The Smoker wanting to Save Money
- The Smoker wanting to Smoke and receive Nicotine anywhere without the limitations of the

Tobacco Cigarette

- The Smoker wanting more flavor options
- The Smoker wanting to avoid the No's reviewed in our Executive Summary

A Delivery System of Nicotine that **looks like, tastes like, feels like, and satisfies,** like a traditional tobacco cigarette.

The Data and numbers provided above were formulated by the Management of the company to their best abilities, with a lot of the data taken from the internet as actual data is hard to qualify, and the actual numbers provided may not be materially accurate, but are rather estimates formulated by the companies management with an attempt to be as accurate as possible.

Relative Market Size

Though 95% of current smokers are trying to quit, if the Electronic Cigarette Market captures just 1% of the current tobacco cigarette market, we are looking at a customer base of approximately 800,000 users. 800,000 customers buying just one starter kit, and 10 replacement cartridges, is approximately 60 Million dollars in sales.

A 5% penetration brings the numbers to 4 million customers. If each customer buys just one starter and 10 replacement cartridges, with no repeat business it accounts for approximately 320 million dollars in sales.

The Data and numbers provided above were formulated by the Management of the company to their best abilities, with a lot of the data taken from the internet as actual data is hard to qualify, and the actual numbers provided may not be materially accurate, but are rather estimates formulated by the companies management with an attempt to be as accurate as possible.

MyEzsmokes Inc. Qualifications for Success

As highlighted previously the Management, Contacts and Experience of MyEzsmokes, Inc. puts us in a position to achieve market penetration.

We are Familiar with all aspects of Importing, Selling & Distribution of Consumer Products. With effective branding and financing, we should be able to achieve the goals outlined in our Mission Statement.

Competitive Analysis

Direct Competitors

There are a number of direct competitors in this developing Market.

Some of the major players are;

- NJoy E-Cigarette
- South Beach Smoke
- Smoke Stick
- Direct E-Cig
- Blu Cig
- Xhale02
- Green Smoke
- Gamucci America
- E-Cig Technologies

Though there are quite a few sources for Electronic Cigarettes in the Market already, with some of these businesses having been in operation for 2-3 years, the FDA was still detaining large shipments of these products until the first quarter of 2011 at customs during the clearance and has effectively kept all the competition at relatively the same level. Without the ability to import the Electronic Cigarettes in volume they have basically prevented any of the companies from achieving Mass Market Distribution, keeping the door open for achieving shelf space and Market Penetration.

All of these companies are competing in the On-Line Internet Business, and are building their brands and customer base with the end users. Since all the companies are selling Direct via the Internet to consumers across the country, the importance of delivering a quality product with effective marketing is paramount. A good or bad review from actual customers is having a big effect on the Success of these companies via Viral Blog and Internet Marketing Companies.

It is a good assumption that all of our Direct Competitors are gearing up and making headway toward breaking into more of the Mass & Unique Market Distribution that are outlined in our Mission Statement. We can anticipate strong competition highlighting the importance of our initial Product Entries, Branding, Packaging, and Distribution.

Indirect Competitors

The Indirect Competitors are pretty well highlighted in the Industry Analysis. We can anticipate The Cigarette Industry with Billions of dollars in revenue to be a factor in the Electronic Cigarette Industry. All of the Electronic Cigarette Companies are directly targeting their customer base, and with the power of their money and lobby, we can all expect the Electronic Cigarette is already a topic in their board rooms.

It can be assumed their powerful lobbies in Washington, with the tax revenues received to all the Municipalities throughout the country, has something to do with the cautious approach we are seeing from our Federal Government and with what we are seeing with the FDA and their potential to regulate this market place.

Additionally we are competing with the other Nicotine delivery systems that are already on the market (Nicotine Gums, Patches, and the like).

Competitive Advantage

We have a number of Competitive Advantages, though it should be clear, a key to our success will be the successful and timely launch of our products into the Market Place. This industry is in its infancy, but it is clear to everyone in the market that this business is growing and in a relatively short period of time all the companies in the market will aggressively compete for market share.

As mentioned in the Company Profile, we have been in the business of Designing, Importing and Wholesaling Consumer Products for the last decade, we have a lot of experience at delivering consumer products to market, and that knowledge should help us in achieving our goals.

We also have some solid sales partners that are thoroughly entrenched in the Convenience Store business with Key Contacts with Distributors calling on these stores. This same resource is working with other Mass Market Partners such as Costco. Effective Market Penetration in the C-store market will be a key to our early success.

Our Marketing plan and partners will be very targeted focusing on making the initial purchase to the end user as easy as possible, bringing to Market a disposable product Retailing for under $10.00. Early and deep penetration of this item is Paramount.

Broad distribution and Key Sales personnel focusing on opening doors selling Kiosks in Restaurants, Bars, Hotels, Clubs, Airports, where people gather and can't smoke will also be important.

While we certainly have competition it tells us we are in a growing business. For the most part this product is new, with the vast majority of customers and consumers still having yet to even hear about an Electronic Cigarette. Our initial and timely steps in this industry in so far as Branding, Distribution, Product Entries, and Customer Service, will determine our success.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4

below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Distribution Plan

The Distribution of our Electronic Cigarettes is where we are expecting to Excel.

We will compete with the current Vendors in the Market on the Internet, but this Vehicle will be more of a Branding and Imaging center and will not be our major source of distribution or revenue.

We will work hard from the start to secure Mass Distribution targeting Distributors and servicing the Convenience Store Chains (7-11 & Circle K) as well as independent C-Stores. In addition to C-Stores we will make efforts to secure business with Club Distribution (Costco, Sam's & BJ's) as well as Mass Discount Chains. We will also introduce a multi level SKU business directly targeting Mass Drug Stores like; Walgreens, Rite-Aid, & CVS.

We will also have Sales Representatives making sales calls and opening distribution directly to;

- Bars
- Restaurants
- Clubs
- Casino's
- Drug Stores
- C-Stores
- Hotel Gift Stores
- Travel Stores
- Airport Gift Shops

Where we will be selling both **The Icon Vapor Disposable** and **The Icon Vapor Starter.** These will both be sold with POP displays that we will ensure are always filled with product. Every account opened will be serviced by the sales representative where we will replenish with both the Product as well as the Nicotine Cartridges. This Direct Marketing will be done in both California and Texas to start off with and will be rolled out nationally in the third quarter of 2013..

Direct Sales and Selling with Key Partners will be our focus, with National Trade Shows being attended toward the third quarter of 2012 through 2013.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 11/27/2012 $300,000.00

As of 11/27/2011 $5,000.00

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Management Team Members
Daniel Balsiger- President and CEO
Benny Cheung- Off Shore Sourcing Management
Vice President Sales – Vince Nelson
Key Account Manager C-Stores, Clubs (Costco-Sam's-BJ's) & Mass- Vince Nelson

Regional Field Sales
Texas- Michael Klepper, Independent Sales Representative
California- David Mason, Independent Sales Representative
Hawaii- Andree Paradis, Independent Sales Representative
Las Vegas- Don Adams, Independent Sales Representative

Board of Directors
Daniel Balsiger
Michael Klepper

Currently the Company has no agreements in place.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company Leases a 1300 S/f multi use office and warehouse that can warehouse up to 2 million dollars of wholesale inventory and consisting of 3 offices and a warehouse space capable of servicing the requirements presented by our Mass Retail customer base.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

MANUFACTURING / DISTRIBUTION

The Company is presently working with two of the major factories in China producing this product, Eson Technologies, Ltd. and Kimree. However, through management's relationships, the Company has a resource base and basic relationships with 4 manufacturers to use in the event that ramp up of inventory is required and production time becomes an issue. It should be noted that the Company uses these manufacturer due to their extensive quality, quality control, and manufacturing capabilities. As such, many of the Company's competitors including Blu, NJoy, and Square to name a few, use the same manufacturers to develop their competing eCigs.

At this moment, the Company does not have any major distribution channels in place. However, the Company has added Vince Nelson to their management team, who has an excess of 30 years experience in the placement of consumer goods in major mass-market retail distribution channels, with a specific focus on food and drug stores. Mr. Nelson has a team of 25 sales personnel that are responsible for introducing the ICON Vapor line of products to the general public via mass-market distribution.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Laws governing the use and sale of eCigs as well as the accompanying liquid solutions have not been outlined by a uniform governing body for the general public and therefore currently vary by region. Concerns have been raised by anti-smoking groups that use of the device still might carry health risks and that it could appeal to non-smokers, especially children, due to its novelty, flavorings, and possibly overstated claims of safety, however, as flavored tobacco cigarettes (except menthol) have been banned in the US (September 2009 FDA's 'Family Smoking Prevention and Tobacco Control Act') and roll-your-own (RYO) products are seeing massive increases in taxes (e.g., Iowa), electronic cigarettes remain a viable alternative to tobacco for many Americans. If because of this the industry see's further regulation or taxes it could have a serious impact on the sales and growth in this product category. The FDA continues to feel electronic cigarettes may contain ingredients that are known to be toxic to humans and may contain other ingredients that might not be safe.

The FDA has attempted to regulate eCigs under the Food, Drug, and Cosmetic Act (FDCA) whereby eCigs are to be classified as a drug delivery system and therefore, subject to quantity control in the US via blocking importation. In a January 2010 ruling, Federal District Court Judge Richard J. Leon overruled FDA governance under the FDCA citing that "the devices should be regulated as tobacco products rather than drug or medical products." As part of the ruling, Judge Leon ordered the FDA to stop blocking the importation of eCigs from China and indicated that the devices should be regulated as tobacco products rather than drug or medical devices.

In March 2010, a US Court of Appeal stayed the injunction pending an appeal, during which the FDA argued the right to regulate eCigs based on their previous ability to regulate nicotine replacement therapies such as nicotine gum or patches. Further, the agency argued that tobacco legislation enacted the previous year "expressly excludes from the definition of 'tobacco product' any article that is a drug, device or combination product under the FDCA, and provides that such articles shall be subject to regulation under the pre-existing FDCA provisions." In any event, in December 2010, the appeals court ruled against the FDA ruling that the FDA can only regulate eCigs as tobacco products, and thus cannot block their import. Additionally, the judges ruled that such devices would only be subject to drug legislation if they were to be marketed for therapeutic use, which eCig manufacturers had successfully proven to not be the case as they are intended to target smokers and not at those seeking to quit. In January 2011, the District of Columbia Circuit appeals court declined to review the decision blocking the products from FDA regulation as medical devices.

As previously mentioned, the laws governing the sale and use of eCigs currently vary by region. While the sale of eCigs to minors is generally banned across all states, the rules governing the sale of eCigs in addition to those governing the use in public areas can differ from county to county. Finally, according to the Department of Transportation, the FAA's ban on smoking cigarettes on a commercial aircraft extends to the use of eCigs, with the DOT expected to "amend the existing general regulatory language" to explicitly prohibit this practice. Furthermore, airlines are permitted to establish their own restrictive policies as they relate to the use of eCigs in flight.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The presently has two wholly owned subsidiaries, Fashion Handbags, Inc. and MyEzsmokes, Co. The attached Financial Statements include the wholly owned subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Key Operational processes of Designing, Importing, Packaging, Sales, and Distribution will be run out of our San Diego Offices.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Completion of Packaging for Initial Product Entries	Completed	
Securing of Initial Capital	Completed	
Sales Samples and Presentation Materials	Completed	
Placement of and Shipping of Initial Products	Completed	
Shipment of Product Fulfilling our initial Deliveries	Completed	
Opening First Core Distribution Channel	Pending	12 months
Opening of each of our Target Distribution Channels within 12 months of Funding	Pending	12 months
1,000th order Fulfilled or Customer Opened orders	Currently have fulfilled 300	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

MyEZsmokes, Inc., feels extremely confident that with the receipt of proper intial funding through this placement that all core Milestones will be achieved. It is imperative that we achieve the required distribution throughout 2013 & 2014 to ensure 1 success in this industry. The industry as a whole is still in it's infancy so there is sufficient room in the industry for us to react and alter our marketing strategy if our current to market plans are not successful.
The funding dollars will be highly concentrated on product purchases and marketing directed at both the consumer and retailers, in an attempt to establish Icon Vapor as a well known brand in the market place, as well as directed directly to trade shows and sales efforts.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total **$(51,648)** (**$(0.00)** per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	Not Applicable* / (price/earnings multiple)

* The Company reported no profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(**39,590**) ($(**0.001**) per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Offering price per share is based on current closing market price.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date of Sale or Issuance	Nature and Amount of Securities Sold or Issued	Number of persons to whom they were sold or issued	Relationship of persons to the Company at the time of sale or issuance	Price at which the securities were sold or issued	Description of non-cash consideration, if any
Various	Common stock 293,000 shares	4 persons	None.	$.60	Cash
3/1/2012	Common stock 250,000 shares	1 Corporation	None.	$.65	Marketing Services Rendered
9/21/2012	Common stock 125,000 shares	1 person	None.	$.65	Consulting Services Rendered

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: TBD% If the minimum is sold: TBD%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: TBD. If the minimum is sold: TBD

* approximate as offering will be at the current market price at the time of execution.

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be zero. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 0.00.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

		If Minimum Sold Amount %		If Maximum Sold Amount %
Total Proceeds	$	500,000.00	$	1,000,000.00
Less: Offering Expenses				
Commission and Finder Fee		50,000.00		100,000.00
Legal and Accounting		15,000.00		15,000.00
Net Proceeds from Offering		435,000.00		885,000.00
Use of Net Proceeds				
Marketing		75,000.00		150,000.00
Working Capital		360,000.00		735,000.00
Total Use of Net Proceeds		00.00		00.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The expenditures are listing in order of priority.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds, either contingent or otherwise, are expected from any other sources to be used in conjunction with the net proceeds of this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None of the net proceeds will be used to discharge any indebtedness other than expenses incurred directly in connection with the issuance of this offering. See the "USE OF PROCEEDS" table at Item 9 (a) for details.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

None of the net proceeds is expected to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the net proceeds is expected to be used to reimburse any officer, director, employee or member (stockholder) for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

MyEZsmokes, Inc. does not anticipate having or anticipates having within the next 12 months any cash flow or liquidity problems and is not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

MyEZsmokes, Inc. has no significant amount of the trade payables that have not been paid within the stated trade term and is current with all vendors. MyEZsmokes, Inc. is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the Company obtains the maximum proceeds from this offering and fully implements its planned sales and marketing initiative without generating any sales proceeds it would fully utilize its cash within thirty six (36) months of operations. If the Company obtains the minimum proceeds from this offering and a scaled down sales and marketing plan were implemented the Company would likely also fully utilize its cash within twenty four (24) months of operations.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding	
	As of: 9/30/2012	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate 3.25%)	87,901	87,901	87,901
Short-term debt (average interest rate 0%)	190,834	190,834	190,834
Long-term debt	-	-	-
Total debt	278,735	278,735	278,735
Stockholders equity (deficit):			
Preferred Stock	-		-
Common Stock	38,230	TBD	TBD
Additional paid in capital	662,798	TBD	TBD
Retained earnings (deficit)	(740,618)	TBD	TBD
Total stockholders equity (deficit)	(39,590)	TBD	TBD
Total Capitalization	239,145	TBD	TBD

Number of preferred shares authorized: 10,000,000
Par of stated value per share, if any: $0.001

Number of common shares authorized: 500,000,000
Par of stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Not applicable.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____
[ ] Other:

15. These securities have:
Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences
(specify):____
Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. N/A
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? __%
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date? Not applicable.
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe:

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee: Not applicable

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain

the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0.00

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0.00

How much indebtedness is junior (subordinated) to the securities? $ 0.00

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year Actual	**Proforma Minimum**	**Proforma Maximum**
"Earnings" / "Fixed Charges"			
If no earnings show "Fixed Charges" only			

18. If securities are Preference or Preferred stock: Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis:

$(352,977)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: Kodiak Capital Group, LLC.
Address: 260 Newport Center Drive
Newport Beach, CA 92660
Telephone No. (212) 262-2600

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Compensation includes $100,000 if maximum offering is raised and $50,000 if minimum offering is raised. In addition, Kodiak Capital will receive 60,000 shares of common stock.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Not applicable.
Address: ____________________
____
Telephone No. ____________________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Name: Not applicable.
Address: ____________________
____
Telephone No. ____________________

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The vast majority of the restricted shares are being held by the CEO and will remain restricted.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not made any distributions, paid any dividends or redeemed any of its securities since inception through the date of this filing.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Chief Executive Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39-C1, San Diego, CA 92121
Telephone No: (858) 509-2783

Biographical information: Daniel Balsiger Graduated San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing. District Sales Manager for the Noxell Corporation, 1987-1990 Director of Off Shore Production and Sourcing for Beebas Creations Managing a 25 Million Consumer Apparel Division, 1990-1993 Directory of Purchasing for the Betesh Group in New York, NY 1993-1999, Managing a 40 million Dollar Division Servicing Mass Marketing Retailers including Wal-Mart, K-mart & Target. Since 2000, Mr. Balsiger has served as President and CEO of Fashion Handbags, Inc., managing all areas of Corporation from Purchasing to Sales

Education (degrees, schools, and dates):
Bachelor of Science Degree in Business Administration, Emphasis is Marketing, San Diego State University, 1987

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer:

Title: Chief Operating Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road,Suite 39 C-1, San Diego, CA 92121

Telephone No: (858) 509-2783

Biographical information: Daniel Balsiger Graduated San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing. District Sales Manager for the Noxell Corporation, 1987-1990 Director of Off Shore Production and Sourcing for Beebas Creations Managing a 25 Million Consumer Apparel Division, 1990-1993 Directory of Purchasing for the Betesh Group in New York, NY 1993-1999, Managing a 40 million Dollar Division Servicing Mass Marketing Retailers including Wal-Mart, K-mart & Target. Since 2000, Mr. Balsiger has served as President and CEO of Fashion Handbags, Inc., managing all areas of Corporation from Purchasing to Sales

Education (degrees, schools, and dates):
Bachelor of Science Degree in Business Administration, Emphasis is Marketing, San Diego State University, 1987

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer:

Title: Chief Financial Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Biographical information: Daniel Balsiger Graduated San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing. District Sales Manager for the Noxell Corporation, 1987-1990 Director of Off Shore Production and Sourcing for Beebas Creations Managing a 25 Million Consumer Apparel Division, 1990-1993 Directory of Purchasing for the Betesh Group in New York, NY 1993-1999, Managing a 40 million Dollar Division Servicing Mass Marketing Retailers including Wal-Mart, K-mart & Target. Since 2000, Mr. Balsiger has served as President and CEO of Fashion Handbags, Inc., managing all areas of Corporation from Purchasing to Sales

Education (degrees, schools, and dates): San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel:

Title: Director of Sales and Marketing, North America
Name: Vince Nelson
Age: 70
Office Street Address:
11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: 858.509.2783

Also a Director of the Company [ ] Yes [X] No

DIRECTORS OF THE COMPANY

33. Number of Directors: 2

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Michael J. Klepper
Age: 49
Office Street Address: 5403 Birch Court, Colleyville, TX 76034
Telephone No: (817) 269-4773

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mike Klepper brings over 20 years of retail operations, sales, and marketing experience. He has extensive knowledge of all areas related to retail sales, including both variable and fixed operations. Having been successful in the implementation and management of sales processes, he has been a top achiever his entire career. From April 2009 to present, Mr. Klepper has served as Financial Director of Classic Chevrolet. From October 2004 to April 2009, Mr. Klepper served as General Sales Manager/Finance Director of Bankston Dodge.
Education (degrees, schools, and dates): Bachelor's degree in Marketing from San Diego State University, 1987

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No key man life insurance policies exist on any of the Company's Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Neither the Company nor any of its Officers, Directors or key personnel has ever filed a petition under the Bankruptcy Act.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name and Address	Number of Shares Beneficially Owned	Class	Percentage of Class [1]
Daniel W. Balsiger President and Director	12,700,000	Common	33%
Michael J. Klepper Secretary and Director	0	Common	0 %
All directors and executive officers (2 persons)	12,700,000	Common	33%

1) The above percentages are based on 38,229,875 shares of common stock outstanding as of the date of this Offering.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 12,700,000 shares (33% of total outstanding)

After offering:

a) Assuming minimum securities sold: 12,700,000 shares
(TBD % of total outstanding)

b) Assuming maximum securities sold: 12,700,000 shares
(TBD% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None- Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ -	$ -
Chief Financial Officer	-	-
Chief Accounting Officer	-	-
Key Personnel:		

None.		
Others:		
None.		
Total:	$ 0.00	$ 0.00
Directors as a group (number of persons 3)	$ 0.00	$ 0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain: (Not Applicable)

(c) If any employment agreements exist or are contemplated, describe:

All employees for the next fiscal year will be set up on Independent Positions fully 1099, no formal contracts will be engaged or are planned until the company is seeing sustained profits.

All Independent sales and consulting positions are required to sign extensive Non-Disclosure and Non Liability clauses.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: None shares (0.00% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: Not Applicable
Address:
Telephone No:

THE DISCUSSIONS ABOVE OF THE ENTITY'S TAX STATUS AND YOUR POTENTIAL TAX TREATMENT AS OF CONSEQENCE OF ACQUIRING AN OWNERSHIP INTEREST IN MYEZSMOKES, INC. ARE GENERAL IN NATURE AND CANNOT BE RELIED UPON TO DETERMINE THE TAX RAMIFICATIONS OF YOUR OWNERSHIP TO YOU. ALL POTENTIAL INSVESTORS ARE STRONGLY ENCOURAGED TO SEEK TAX ADVISE FROM THEIR OWN ADVISOR AND NOT TO RELY ON ANY REPRESENTATIONS MADE IN THIS OFFERING.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Management is not aware of any other material factors which should be disclosed to ensure this filing is complete and not misleading.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A:

MY EZSMOKES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(UNAUDITED)

MY EZSMOKES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

Assets:	September 30, 2012	December 31, 2011
Current Assets		
Cash and Cash Equivalents	$ 165,956	$ 5,621
Accounts Receivable	6,199	7,248
Inventory	28,738	37,055
Prepaid Compensation	185,875	-
Total Current Assets	386,768	49,924
Fixed Assets-net	873	6,917
Total Assets	$ 387,641	$ 56,841
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 148,496	$ 161,535
Convertible Notes Payable	59,000	59,000
Notes Payable-Short Term	219,735	139,696
Total Current Liabilities	427,231	360,231
Long Term Debt	-	5,010
Total Liabilities	427,231	365,241
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at September 30, 2012 and December 31, 2011, respectively.	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 38,229,875 and 114,861,875 at September 30, 2012 and December 31, 2011, respectively.	38,230	114,862
Paid-In Capital	471,088	(27,594)
Accumulated Deficit	(548,908)	(395,668)
Total Stockholders' Equity	(39,590)	(308,400)

Total Liabilities and Stockholders' Equity	$ 387,641	$ 56,841

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATD STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2012	2011	2012	2011
Revenues	$ 2,789	$ 2,611	$ 19,238	$ 27,726
Costs of Services	1,471	-	9,647	19,320
Gross Margin	1,318	2,611	9,591	8,406
Expenses				
Professional Fees	4,451	-	12,476	-
General and Administrative	111,099	5,275	149,143	50,919
Operating Expenses	115,550	5,275	161,619	50,919
Operating Income (Loss)	(114,232)	(2,664)	(152,028)	(42,513)
Other Income (Expense)				
Interest, Net	(750)	(417)	(1,212)	(3,031)
Net Loss Before Taxes	(114,982)	(3,081)	(153,240)	(45,544)
Income and Franchise Tax	-	-	-	-
Net Loss	$ (114,982)	$ (3,081)	$ (153,240)	$ (45,544)
Loss per Share, Basic & Diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted Average Shares Outstanding	38,166,568	125,249,368	62,078,908	83,499,579

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

JANUARY 1, 2010 TO SEPTEMBER 30, 2012

(UNAUDITED)

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	$ 862	$ 1,000	$ (273,827)	$ (271,965)
Loss for the Year	-	-	-	(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)	-	-
Debt forgiveness of $25,000	-	-	25,000	-	25,000
Shares issued for debt reduction	24,000,000	24,000	36,406	-	60,406
Net loss for the Year	-	-	-	(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)
Shares issued for cash	293,000	293	175,507		175,800
Shares issued for services	375,000	375	245,875	-	246,250
Cancellation of shares	(77,300,000)	(77,300)	77,300	-	-
Net loss for nine months ended					-
September 30, 2012	-	-	-	(153,240)	(153,240)
Balance at September 30, 2012	38,229,875	$38,230	$471,088	$(548,908)	$(39,590)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (153,240)	$ (45,544)
Stock Issued	246,250	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,044	5,249
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	1,049	28,419
(Increase) Decrease in Prepaids	(185,875)	403
Increase (Decrease) in Accounts Payable	(13,039)	(31,105)
(Increase) Decrease in Inventory	8,317	17,931
Net Cash Used in Operating Activities	(90,494)	(24,647)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock issued for cash	175,800	-
Proceeds from Loans	98,380	5,500
Payments on Loans	(23,351)	(1,965)
Net Cash Provided by Financing Activities	250,829	3,585
Net (Decrease) Increase in Cash	160,335	(21,062)
Cash at Beginning of Period	5,621	24,872
Cash at End of Period	$ 165,956	$ 3,810
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
UNAUDITED

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and two wholly owned subsidiaries, Fashion Handbags, Inc.,(FHI) which was incorporated in August of 1997 under the laws of the State of Nevada. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. The company is located in Southern California. The second subsidiary MyEzsmokes, Co was organized in 2009. Its main business as described above is the manufacture of smoke free cigarettes.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying statements of operations for the nine months ended September 30, 2012 and 2011, statement of owner's equity for the nine months ended September 30, 2012, and statements of cash flows for the nine months ended September 30, 2012 and 2011, are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles accepted in the United States of America ("GAAP"). In the opinion of the company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and included all adjustments necessary for the fair presentation of the company's statement of financial position at September 30, 2012 and its results of operations and its cash flows for the nine months ended September 30, 2012 and 2011. The results for the nine months ended September 30, 2012, are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2012.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at September 30, 2012; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2011 through September 30, 2012.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company mainly sells to retailers. There are no pricew incentives and the product can only be returned if defective. As the Company does not believe defective merchandise is likely an allowance has not been recognized. Revenue is recognized on a gross basis with corresponding costs of goods as a reduction to revenue in cost of sales.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued to parties for acquiring goods or services under guidance of section 505-50-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the options are expected to be outstanding.

- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

On December 26, 2011, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – *Improving Disclosures about Fair Value Measurements.* This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements. The ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

On December 26, 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASU supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective for public entities for interim and annual periods beginning after December 15, 2011.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

2. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

1. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
2. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules:Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation.*ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount ofgoodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 -GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $39,590 at September 30, 2012 and had a net loss of $153,240for the nine months ended September 30, 2012. The Company's losses consists of $145,832 from MYEZSMOKES AND $7,408 from FHI.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At September 30, 2012 and December 31, 2011the Company has the following fixed assets:

	September 30, 2012	December 31, 2011
Auto	$ 34,068	$ 4,068
Computers and Fixtures	9,027	9,027
Total	43,095	43,095
Less Accumulated Depreciation	(42,222)	(36,178)
Net book value	$ 873	$ 6,917

Depreciation for the nine months ended September 30, 2012 and 2011 was $6,049 and $5,249 respectively. Depreciation for the year ended December 31, 2011 was $6,987.

NOTE 5 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

	September 30, 2012	December 31, 2011
Notes Payable to an individual, originating in 2012 without interest, payable on demand	$ 90,414	$ -
Notes Payable to individuals, originating in 2011 without interest payable on demand	41,420	48,041
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	-	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand , guaranteed by an officer	87,901	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	-	6,024
Total Notes Payable	$ 219,735	$ 144,706
Less Due within one year	(219,735)	(139,696)
Long Term Debt	$ -	$ 5,010

Convertible Notes

The Company has one convertible note payable to individuals at September 30, 2012 and December 31, 2011 in the amounts of $59,000. The note is convertible into common stock, without interest, and payable on demand.

The note was reduced in 2011 from $119,406 to $59,000 by a stock issuance.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a month to month rental agreement for office space at $1387.00 per month.

NOTE 7 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

On March 1, 2012 the Company issued 250,000 shares of common stock for marketing services valued at the market rate. The Company has recognized a prepaid cost of $25,875 at September 30, 2012 for the unearned portion of the expense which expires on December 31, 2012, and recognized $60,375 in their statement of operations under general and administrative expenses.

On March 6, 2012 the Company canceled 62,500,000 shares of common stock.

On September 14, 2012 the Company's officer cancelled 14,800,000 shares.

Between September 20th to 30th, 2012 the Company issued 418,000 shares of stock of which 293,000 shares were issued for cash of $175,800. The cash was received from a non-employee at market.

The balance of shares of 125,000 were issued for services valued at market for a consulting agreemtn starting octiber 1, 2012 to September 30, 2013. At September 30, 2012 the Company is recognizing this amount of $160,000 (125,000 shares at $1,28) as prepaid expenses on the balance sheet.x

NOTE 8- MERGER

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that other than listed below, no material subsequent events exist.

MY EZSMOKES, INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2011	December 31, 2010
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 5,621	$ 24,872
Accounts Receivable	7,248	$30,872
Inventory	37,055	22,814
Total Current Assets	49,924	78,558
Fixed Assets-net	6,917	13,904
Total Assets	$ 56,841	$ 92,462
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	161,535	$176,492
Convertible Notes Payable	59,000	-
Notes Payable-Short Term	139,696	253,118
Total Current Liabilities	360,231	429,610
Long Term Debt	5,010	5,010
Total Liabilities	365,241	434,620
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at December 31, 2010 and December 31, 2010	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 114,861,875 and 861,875 respectively	114,862	862
Paid-In Capital	(27,594)	1,000
Deficit Accumulated During Development Stage	(395,668)	(344,020)
Total Stockholders' Equity	(308,400)	(342,158)

	2011	2010
Total Liabilities and Stockholders' Equity	$ 56,841	$ 92,462

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.

STATEMENTS OF OPERATIONS

	For the Twelve Months Ended December 31, 2011	2010
Revenues	$ 35,742	$ 152,379
Costs of Services	22,350	89,575
Gross Margin	13,392	62,804
Expenses		
Trade Shows	-	36,589
General and Administrative	61,348	100,775
Operating Expenses	61,348	137,364
Operating Income (Loss)	(47,956)	(74,560)
Other Income (Expense)		
Interest, Net	(3,692)	(4,367)
Net Loss Before Taxes	(51,648)	(70,193)
Income and Franchise Tax	-	-
Net Loss	$ (51,648)	$ (70,193)
Loss per Share, Basic & Diluted	$ (0.00)	$ (0.08)
Weighted Average Shares Outstanding	68,324,889	861,868

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
JANUARY 1, 2010 TO DECEMBER 31, 2011

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	862	1,000	(273,827)	(271,965)
Loss for the Year				(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)		
Debt forgiveness of $25,000			25,000		25,000
Shares issued for debt reduction	24,000,000	24,000	36,406		60,406
Net loss for the Year				(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF CASH FLOWS
TWELVE MONTHS ENDED DECEMBER 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (51,648)	$ (70,193)
Shares Issued		
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,987	6,952
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	23,624	13,121
Increase (Decrease) in Prepaids	1,613	806
Increase (Decrease) in Accounts Payable	(17,442)	56,104
(Increase) Decrease in Inventory	(14,240)	2,047
Decrease (Increase) in Loan to Shareholder	5,184	
Net Cash Used in Operating Activities	$ (45,922)	8,837
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Loans	32,856	10,000
Reduction of Debt	(6,185)	(7,141)
Net Cash Provided by Financing Activities	26,671	2,859
Net (Decrease) Increase in Cash	(19,251)	11,696
Cash at Beginning of Period	24,872	13,176
Cash at End of Period	$ 5,621	$ 24,872

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada on February 20, 2004 as Desitv.com, Inc. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and its two wholly owned subsidiaries, Fashion Handbags, Inc., (FHI), a wholeseller of highend womens handbags, which was Incorporated in August of 1997 and MyEZSmokes Company. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. The company is located in Southern California.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2011; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2010 through December 31, 2011.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company mainly sells to retailers. There are no pricew incentives and the product can only be returned if defective. As the Company does not believe defective merchandise is likely an allowance has not been recognized. Revenue is recognized on a gross basis with corresponding costs of goods as a reduction to revenue in cost of sales.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of section 505-50-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the options are expected to be

- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

3. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
4. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

3. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
4. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules: Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation.*ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 -GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $395,668 at December 31, 2011 and had a net loss of $51,648 for the twelve months ended December 31, 2011. The Company losses of $51,648 were comprised of $11,498 from My EzSmokes and $40,150 from Fashion Handbags.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At December 31 the Company has the following fixed assets:

		December 31, 2011	December 31, 2010
Auto	$	34,068	34,068
Computers and Fixtures		9,027	9,027
Total		43,095	43,095
Less Accumulated Depreciation		(36,178)	(29,191)
Net book value	$	6,917	13,904

Depreciation for the periods ended 2011 and 2010 was $5,249 and 5,214 each year.

NOTE 5 – ACCOUNTS PAYABLE AS ACCRUED EXPENSES

The Company's accounts payable and accrued expenses consist mainly of trade debt by the Fashion Handbags subsidiary.

NOTE 6 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

Notes Payable to an individual, originating in 2011 without interest payable on demand.	$ 48,041
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	6,024
Total Notes Payable	$ 144,706
Less Due within one year	(139,696)

Long Term Debt	$ 5,010

The Company has not inputed interest on the one loan noted above as the Company felieve it is not material to its financials, is unsecured, and is expressly requested by the note holder.

Convertible Debt
The Company has one convertible debt which became past due in 2008 in the amount of $59,000 convertible at par. As the term has expired the bifurcation of such note has passed and the company has not recognized any such discount loan interest or equity adjustment.

During the year a noteholder forgave $25,000 of debt reducing the loan balance with a corresponding credit to equity. The note holder did not receive any additional consideration.

NOTE 7-INCOME TAXES

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a month to month rental agreement for office space at $605 per month.

NOTE 9 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

NOTE 10- MERGER

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc.. and MyEzsmokes, Co. became a wholly owned subsidiary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The company has been in the early stages of development and marketing strategy with most of the efforts associated with product development, sourcing & sales strategies. The Initial sales campaign was initiated in August of 2012, and significant progress has been made working directly with the mass market accounts listed in this offering previously. We anticipate strong sales in 2013 and the exciting aspect to this industry is the residual aspects of these products. The accounts we are working with for the most part have yet to carry these items so product purchasing decisions and commitments are taken up and made by top level management in these major accounts and the process is quite extensive, but we are currently on the tables of most of the major retailers in the mass food & drug retail market.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The e-Cig market is still in it's infancy reaching approximately $300,000,000.00 in sales in 2012 exceeding the projections for the industry. According to the Company's and Industry experts this product category will grow and exceed a billion dollars in gross revenue throughout the next couple of years. We see the next 12 months to be a really positive environment to grow in if the company receives adequate capital to compete in this dynamic market segment. The key variable at this point for the Company is to have sufficient capital to compete and implement our sales campaign in an effective way.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations?

We have the potential to exceed our sales projections highlighted in the Pro-Forma sales breakdown above, achieving our sales goals will require opening and achieving distribution in the mass market place, which is our primary focus at this point. We are working on roughly a 45-50% gross profit margin, and will maintain a plus 20% net after all allowances and sales commissions are paid.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

This product category is highly regulated so Foreign sales are not a focus at this time other than the Canadian Market Place, where we have started the process of working with Health Canada to allow the importation of our Icon Vapor Brand of e-Cigs. If this is realized Canada could provide a lucrative market as the market is generally untapped. We have also started a campaign with a major broker to the Military, this process will take some time but the potential for sales in government exchanges is out there.

PART III – EXHIBITS

Item 1. Index to Exhibits

INDEX TO THE EXHIBITS

Exhibit Number	Description
2.1	Articles of Incorporation
2.2	Corporate By-Laws
10	Opinion Re: Legality
11	Consent of Counsel

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 16, 2013.

MYEZSMOKES, INC.
(Issuer)



By: ____________________
Daniel W. Balsiger, Chief Executive Officer,
Chief Financial Officer and Director
(Principal Executive Officer)
(Principal Financial Officer)



By: ____________________
Michael Klepper, Director

EXHIBIT 10 & 11

SCUDI & JOHNSON, LLP
Attorneys and Counselors at Law
5440 Morehouse Drive, Suite 4400
San Diego, California 92121-6723
(858) 558-1001
(858) 558-1122 fax

January 16, 2013

Securities and Exchange Commission

RE: MYEZSMOKES, Inc.
Offering Statement on Form 1-A
Filed December 5, 2012
File No. 024-10336

Ladies and Gentlemen:

We have acted as counsel to Myezsmokes, Inc., a Nevada Corporation, in the preparation of its Registration Statement on Form 1-A (" Registration Statement") with the Securities and Exchange Commission covering the-issuance of shares of the Company's common stock, par value $0.001 per shares. The shares listed above are included in a registration statement on Form 1-A under the Securities Act of 1933 as amended (the "Act"), which is to be filed with the Securities and Exchange Commission (the "Commission") on December 5, 2012. This opinion is being furnished in connection with the requirements of Item 601of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement, other than as expressly stated herein with respect to the issuer of the Shares.

In connection with this opinion, we have examined the Registration Statement, the Certificate of Incorporation and Bylaws, as currently in effect, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, including certifications and other assurances of officers of the Company, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that, assuming the Company completes all other actions and proceedings required on its part to be taken prior to the issuance and delivery of the Shares pursuant to the terms, the Shares, when sold and issued in accordance with the applicable Registration Statement, will be duly authorized by all necessary corporate action of the Company, and will be validly issued, fully paid and nonassessable. In rendering the foregoing opinion, we have assumed that the Board of Directors of the Company has acted in accordance with its fiduciary duties.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. In rendering this opinion, we assume no obligation to revise, update or supplement this opinion in response to any subsequent factual or legal developments.

We consent to the filing of this opinion as Exhibit 5.1 (and a reference to the same as Exhibit 23.1) to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very Truly Yours,

Scudi & Ayers, LLP



Morgan J.C. Scudi

cc: My Ezsmokes, Inc.